SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

3 November 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 3 November 2009 re: Hybrid Capital Securities

102/09                                                                                                                                   3 November 2009

LLOYDS BANKING GROUP - HYBRID CAPITAL SECURITIES

Update on negotiations with the European Commission regarding hybrid capital securities (including preference shares) issued by Lloyds Banking Group plc (the "Company") and its subsidiaries (together, the "Group")

Introduction

Over the past few months, HM Treasury and the Group have been involved in detailed negotiations with the European Commission regarding the terms of a restructuring plan which is required in the context of a review resulting from the state aid which has been received by the Group. The Group, together with HM Treasury, has now finalised negotiations with the European Commission around the terms of the restructuring plan and the Group expects to receive a formal decision from the European Commission on the state aid position and the restructuring plan by the end of 2009. These negotiations have included discussions around the restrictions to be required in relation to the payment of coupons and dividends on hybrid capital securities (including preference shares) and on the exercise of any optional issuer call rights (''capital calls'') applicable to such hybrid capital securities.

Dividend and Coupon Restrictions and Capital Calls

These negotiations have made clear that the European Commission intends to require a commitment that members of the Group will not make a discretionary payment of coupons or dividends on hybrid capital securities issued by members of the Group (other than members of the Company's insurance group). The Company believes that holders of the Relevant Subject Securities (as set out below) will be adversely affected by the Group's inability to make such payments. The ''Relevant Subject Securities'' are those securities on which the Group currently has - or will within a contractually defined period have - no obligation (by reason of the terms of either those or other securities) to make payments of coupons or dividends. The Company believes that the relevant scheduled coupon or dividend payment dates that will be subject to the commitment not to pay dividends or coupons will be those falling within the two-year period commencing 31 January 2010 (the ''Affected Period''), as more fully described below.

Further, the Company, together with HM Treasury, has now finalised its negotiations with the European Commission on the treatment of capital calls. The Company believes that those hybrid capital securities issued by members of the Group (other than members of the Company's insurance group) which contain capital calls falling within the Affected Period will also be affected by the commitment expected to be required by the European Commission and therefore that the Group will not be able to exercise call options on any hybrid capital securities issued by members of the Group (other than members of the Company's insurance group) on their respective optional redemption dates during the Affected Period. The list of Relevant Subject Securities set out below reflects expected non-payments of coupons and dividends but does not contain all hybrid capital securities (for example, Lower Tier 2 notes) that may be subject to the restriction on making capital calls in the Affected Period.

The Company expects to receive a formal decision from the European Commission on the state aid position and the restructuring plan by the end of 2009. Since the ultimate decision regarding the commitments in relation to discretionary coupons and dividend payments and capital calls will be taken by the College of Commissioners, the Company is unable to give any assurances as to the outcome of the discussions referred to above.

Relevant Subject Securities

The Relevant Subject Securities referred to above are those set out in the table below. The holders of securities not listed below should note that payments of coupons and dividends will only be made subject to the terms of those securities and of other relevant parity or senior securities of the Group. Statutory and contractual restrictions on the payment of coupons and dividends may also apply to those securities. For example, certain securities contain restrictions relating to (i) the sufficiency of the relevant issuer's distributable reserves (or adjusted distributable reserves) or those of a guarantor or (ii) a breach of the Financial Services Authority's capital adequacy requirements at the time of, or as a result of the payment of, such coupons or dividends. Holders are advised to review the terms and conditions of such securities.

The Relevant Subject Securities are set out below:

ISIN	Title and Nominal Amount at date of Issue of Relevant Subject Securities	Number of coupon or dividend payments expected to be made in relation to each Relevant Subject Security during the Affected Period*
Relevant Existing Preference Shares
XS0408828803 GB00B3KSB675	Lloyds Banking Group plc £745,431,000 6.0884% Non-Cumulative Fixed to Floating Rate Preference Shares	-
XS0408826427	Lloyds Banking Group plc £334,951,000 6.3673% Non-Cumulative Fixed to Floating Rate Preference Shares	-
GB00B3KSB568	Lloyds Banking Group plc £186,190,532 6.475% Non-Cumulative Preference Shares	-
GB00B3KS9W93	Lloyds Banking Group plc £299,987,729 9.25% Non-Cumulative Irredeemable Preference Shares	-
GB00B3KSB238	Lloyds Banking Group plc £99,999,942 9.75% Non-Cumulative Irredeemable Preference Shares	-
XS0406095637	Lloyds Banking Group plc €500,000,000 7.875% Non-Cumulative Preference Shares	-
XS0406095041	Lloyds Banking Group plc U.S.$1,250,000,000 7.875% Non-Cumulative Preference Shares	-
USG5533WAB30	Lloyds Banking Group plc U.S.$750,000,000 5.92% Series B Fixed to Floating Rate Non-Cumulative Preference Shares	-
USG5533WAA56	Lloyds Banking Group plc U.S.$750,000,000 6.413% Series A Fixed to Floating Rate Non-Cumulative Preference Shares	-
US539439AB54	Lloyds Banking Group plc U.S.$1,000,000,000 6.267% American Depositary Shares representing 1,000,000 Fixed to Floating Rate Non-Cumulative Preference Shares	-
US539439AE93	Lloyds Banking Group plc U.S.$750,000,000 6.657% Fixed to Floating Rate Non-Cumulative Preference Shares	-
XS0265483064	Saphir Finance Public Limited Company £600,000,000 6.369% Perpetual Non-Cumulative Securities (Lloyds Banking Group plc £600,000,000 6.369% Preference Shares (GB00B1BQH919))	-
Relevant Existing Capital Securities
XS0107222258	Lloyds TSB Capital 1 L.P. €430,000,000 7.375% Step-up Non-Voting Non-Cumulative Preferred Securities (annual coupon)	1
XS0107228024	Lloyds TSB Bank Capital 2 L.P. £250,000,000 7.834% Sterling Step-up Non-voting Non-cumulative Preferred Securities (annual coupon)	1
XS0255242769	HBOS Capital Funding No.3 L.P. €750,000,000 4.939% Fixed-to-Floating Rate Non-voting Non-cumulative Perpetual Preferred Securities	-
XS0218638236	Lloyds TSB Bank plc €750,000,000 4.385% Step-up Perpetual Capital Securities	-
XS0353590366	HBOS Capital Funding No.4 L.P. £750,000,000 9.54% Fixed-to-Floating Rate Non-Voting Non-cumulative Perpetual Preferred Securities	-
XS0408620135	Lloyds TSB Bank plc £784,611,000 13.00% Step-up Perpetual Capital Securities	-
XS0408623311	Lloyds TSB Bank plc €532,111,000 13.00% Euro Step-up Perpetual Capital Securities	-
XS0408620721	Lloyds TSB Bank plc £700,022,000 13.00% Sterling Step-up Perpetual Capital Securities	-
Relevant Existing Notes
GB0000765403	Bank of Scotland plc U.S.$250,000,000 Undated Floating Rate Primary Capital Notes	-
US4041A2AG96 (144A) US4041A3AF96 (Reg S)	HBOS plc U.S.$1,000,000,000 5.375% Undated Fixed to Floating Rate Subordinated Notes (semi-annual coupon)	1
GB0005224307	Lloyds TSB Bank plc U.S.$750,000,000 Primary Capital Undated Floating Rate Notes (Series 1) (semi-annual coupon)	1
GB0005205751	Lloyds TSB Bank plc U.S.$500,000,000 Primary Capital Undated Floating Rate Notes (Series 2) (quarterly coupon)	2
GB0005232391	Lloyds TSB Bank plc U.S.$600,000,000 Primary Capital Undated Floating Rate Notes (semi-annual coupon)	1

XS0099508698	Lloyds TSB Bank plc £410,000,000 6.625% Undated Subordinated Step-up Notes	-
XS0046690961	Bank of Scotland plc £200,000,000 8.625% Perpetual Subordinated Notes	-
XS0188201536	HBOS plc €750,000,000 4.875% Undated Subordinated Fixed to Floating Rate Instruments (annual coupon)	1
XS0188201619	HBOS plc €500,000,000 Floating Rate Undated Subordinated Instruments (quarterly coupon)	3
XS0059171230	Bank of Scotland plc £100,000,000 10.25% Subordinated Undated Instruments (annual coupon)	1
XS0056390007	Lloyds TSB Bank plc ¥20,000,000,000 Undated Subordinated 5.57% Step-up Coupon Notes (semi-annual coupon)	1
XS0177955381	HBOS plc €750,000,000 5.125% Undated Subordinated Fixed to Floating Rate Notes	-
XS0063730203	Bank of Scotland plc ¥17,000,000,000 4.25% Subordinated Undated Instruments (semi-annual coupon)	2
XS0169667119	Lloyds TSB Bank plc £500,000,000 5.125% Upper Tier 2 Callable Perpetual Subordinated Notes	-
XS0099507534	Lloyds TSB Bank plc £270,000,000 6.50% Undated Subordinated Step-up Notes	-
XS0205326290	HBOS plc £500,000,000 5.625% Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes	-
GB0000395094	Bank of Scotland plc £100,000,000 12.00% Perpetual Subordinated Bonds (semi-annual coupon)	1
XS0083932144	Bank of Scotland plc £150,000,000 7.375% Subordinated Undated Instruments (annual coupon)	1
GB0000395102	Bank of Scotland plc £100,000,000 8.750% Perpetual Subordinated Bonds (semi-annual coupon)	1
XS0079927850	Lloyds TSB Bank plc £200,000,000 8% Undated Subordinated Step-up Notes	-
GB0005242879	Bank of Scotland plc £50,000,000 9.375% Perpetual Subordinated Bonds (semi-annual coupon)	1
XS0099507963	Lloyds TSB Bank plc £450,000,000 6.50% Undated Subordinated Step-up Notes	-
XS0145407507	Lloyds Banking Group plc £500,000,000 6.00% Undated Subordinated Guaranteed Bonds	-
GB0000394915	Bank of Scotland plc £75,000,000 13.625% Perpetual Subordinated Bonds	-

*	Note: subject to the availability of distributable reserves and to the issuer or the Group not being in breach of FSA capital adequacy requirements, where applicable.

This announcement does not constitute a prospectus or prospectus equivalent document.

Neither the content of Lloyds Banking Group's website nor any website accessible by hyperlinks on Lloyds Banking Group's website is incorporated in, or forms part of, this announcement.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the UK and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the UK.

- END -

For further information:

Investor Relations

Michael Oliver                                                                                                    +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Moira d'Arcy                                                                                                       +44 (0) 20 7356 2164

Head of Debt Investor Relations

Email: moira.d'arcy@ltsb-finance.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  3 November 2009